SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934


For the month of January 31, 2000

Titan Trading Analytics Inc.
---------------------------------------------
(Translation of registrant's name into English)

201 Selby Street, Nanaimo, British Columbia, V9R 2R2
--------------------------------------------------
(Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    X       Form 40-F______

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____     No    X


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Trading Analytics Inc.
(Registrant)

Date   March 31, 2000       By   "Michael B. Paauwe"
Michael B. Paauwe, President


March 31, 2000

To:   Alberta Securities Commission
      British Columbia Securities Commission
      Canadian Venture Exchange

Dear Sirs:
Re:   Titan Trading Analytics Inc. (the "Company")

We confirm that the attached revised Form 61, together with Schedules A, B and C thereto, was mailed by pre-paid mail on March 31, 2000 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.

"JENNIFER GEE"

PER:
 Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-1138
Fax:  (250) 758-1189


British Columbia
Securities Commission,                          QUARTERLY REPORT
                                                FORM 61
ISSUER DETAILS                  FOR QUARTER ENDED      DATE OF REPORT
NAME OF ISSUER                  January 31, 2000        (Y/M/D)
Titan Trading Analytics Inc                             00/03/31

ISSUER'S ADDRESS
3473 Ellis Place
CITY            PROVINCE     POSTAL        ISSUER.          ISSUER TELEPHONE
                             CODE           FAX NO               NO.
Nanaimo          BC        V9T 4Y6        250-758-8322      250-758-8262

CONTACT PERSON     CONTACT'S POSITION          CONTACT TELEPHONE NO
Jennifer Gee       Chief Financial Officer         250-758-1138

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.
A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE         PRINT FULL NAME          DATE SIGNED
"MICHAEL B. PAAUWE"          Michael B. Paauwe        00/03/31

DIRECTOR'S SIGNATURE         PRINT FULL NAME          DATE SIGNED
"MICHAEL GOSSLAND"           Michael Gossland         00/03/31





TITAN TRADING ANALYTICS INC.
(Incorporated under the laws of British Columbia)

CONSOLIDATED INTERIM BALANCE SHEET
JANUARY 31, 2000 WITH COMPARATIVE FIGURES AT JANUARY 31, 1999


ASSETS

Current Assets                                       2000         1999

Cash and short-term investments                  $  614,138    $  1,276,379
Accounts receivable                                   4,969           5,663
Prepaid expenses                                        746             788

                                                    619,853       1,282,830

Software and systems development (net)              261,734         281,954

Capital assets (net)                                 44,052          55,801

                                                 $  925,639    $  1,620,585
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities         $   18,543    $     26,105


SHAREHOLDERS' EQUITY

Share capital                                  $  2,802,962    $  2,802,962

Deficit                                          (1,895,866)     (1,208,482)

                                                 $  925,639    $  1,620,585


Approved by the Directors


"MICHAEL PAAUWE"    Director


"MICHAEL GOSSLAND"  Director


See accompanying notes to the consolidated financial statements

PREPARED BY MANAGEMENT WITHOUT AUDIT




TITAN TRADING ANALYTICS INC.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE PERIOD FROM NOVEMBER 1, 1999 TO JANUARY 31, 2000
WITH COMPARATIVE FIGURES FOR THE PERIOD FROM NOVEMBER 1, 1998
TO JANUARY 31,1999



Revenue
                                            2000           1999

Software Sales                          $        0      $     7,899
Trading Income                                 124           78,386

                                       $       124      $    86,285


Expenses

Advertising, marketing and promotion         4,373           19,920
Amortization                                21,047           22,425
Bank charges                                   252              569
System testing                                   0           10,940
Directors fees                               5,000            5,000
Foreign Exchange loss                        7,147                0
Investor relations                           3,844           13,218
Management fees                             17,046           16,951
Office                                       2,343            3,453
Professional fees                            9,895           12,786
Rent                                         1,325            1,125
Salaries and benefits                       41,951           34,487
Telephone                                    1,884              830
Travel                                       6,468              791

                                           122,575          142,495

Interest and Other Income                    1,966            8,126

Net loss for the period                $  (102,485)      $  (48,084)

Deficit beginning of period             (1,775,381)      (1,160,398)

Deficit end of period                  $(1,895,866)    $ (1,208,482)


See accompanying notes to the consolidated financial statements

PREPARED BY MANAGEMENT WITHOUT AUDIT




TITAN TRADING ANALYTICS INC.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

FOR THE PERIOD FROM NOVEMBER 1, 1999 TO JANUARY 31, 2000
WITH COMPARATIVE FIGURES FOR THE PERIOD FROM NOVEMBER 1, 1998
TO JANUARY 31,1999



                                               2000            1999
Cash from operating activities
     Net loss for the period             $  (120,485)     $  (48,084)
Item not involving cash
     Amortization                             21,047          22,425

                                             (99,438)        (25,659)

Net change in non-cash working
   capital balances                           (5,190)         (4,145)

                                            (104,628)        (29,804)

Cash used in investing activities
     Acquisition of capital assets            (3,144)        (15,389)
     Software & Systems development          (39,097)        (42,244)

                                             (42,241)        (57,633)

Cash from financing activities
Share subscriptions received and
    issuance of Common Shares                      0               0

Increase in cash during the period          (146,869)        (87,437)

Cash and short-term investments,
    beginning of the period                  761,007       1,363,816

Cash and short-term investments,
     end of period                         $  614,138    $ 1,276,379




See accompanying notes to the consolidated financial statements
PREPARED BY MANAGEMENT WITHOUT AUDIT


Note to the Interim financial statements dated January 31, 2000:

Note 1.  Interim financial statements:

The unaudited management prepared financial statements of Titan Trading Analytics Inc. covering the three month period ended January 31, 2000 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2.  United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At January 31, 2000 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares

Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three month period is comprised of:

                                              Jan 2000          Jan 1999
Amortization of software
     and systems development                  $  21,047         $ 22,425
Delivery                                            421              449
Cost of sales                                 $  68,690         $ 58,002

e)	Foreign currency translation

The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share

Under United States generally accepted accounting principles (US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the nine month period ended January 31, 2000 the weighted average number of shares outstanding was 8,857,001 (January 31,1999 - 8,857,001). 3,000,000 of that total are escrow shares. Therefore, under US GAAP, the loss per share for the three month period ended January 31, 2000 is 2.1 cents per share ( for the comparative three months ended January 31,1999 the loss was 0.8 cents per share).


g)  Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to January 31, 2000 are:

Revenue
Software sales                                      $160,390
Trading income                                        41,044

                                                     201,434

Expenses
Advertising, marketing and promotion                 368,087

Amortization                                          78,531
Bank charges                                           8,509
Capital taxes                                         11,507
Consulting                                            30,000
Directors' fees                                       15,000
Investor relations                                    54,965
Management fees                                      268,598
Office                                                74,128
Professional fees                                    147,843
Rent                                                  34,421
Research and development                             266,020
Salaries and benefits                                328,283
System testing                                        68,201
Telephone                                             27,057
Travel                                                91,755

                                                   2,272,905

                                                  (2,071,471)

Interest and other income                            175,605

Net loss for the period and deficit
accumulated during the development stage         $(1,895,866)


h)  Development stage enterprise - continued

The Company's cash flows from incorporation on November 30, 1993 to January 31, 2000 are:

Cash flows from (used in) operating activities
    Net loss for the period                      $(1,895,866)
    Adjustments for:
    Amortization                                     478,531
    Foreign exchange gain                             (8,957)

                                                  (1,426,292)


Net change in non-cash working capital balances
Increase in accounts receivable                       (4,969)
Increase in prepaid expenses                            (747)
Increase in accounts payable and
   accrued liabilities                                18,543

Cash used in operating activities                 (1,413,464)

Cash flows used in investing activities
Software and system development                     (655,662)
Acquisitions of capital assets                      (128,655)

Cash used in investing activities                   (784,317)

Cash flows from (used in) financing activities
Share subscriptions received and issuance of
   common shares                                   2,944,051
Share issue costs                                   (141,089)

Cash from financing activities                     2,802,962

Foreign exchange gain on cash held
    in foreign currency                                8,957

Net increase in cash during the period              $614,138



TITAN TRADING ANALYTICS INC.
SCHEDULE B
SUPPLEMENTARY INFORMATION
PERIOD ENDED JANUARY 31, 2000




TITAN TRADING ANALYTICS INC.
Form 61 - Schedule B - Supplementary Information
For the Third Quarter ended JANUARY 31, 2000


1.  For the current year to date:

Expenditures to parties not dealing at arm's length:

Management Fees of $35,123 as follows:

Management contracts:   1. Michael B. Paauwe & Associates - $10,623
                        2. Michael Gossland & Associates  - $24,500

These amounts, which include management bonuses, are included in management fees, as well as in capitalized amounts of software and systems during the period, reflected under capital expenditures and subject to amortization.

Outside Directors' Fees: 1. Paul Shatzko      $2,500
                         2. Robert Shatzko    $2,500

2.  Securities issued for the quarter under review:    NONE

3.  As at end of quarter:

a) Authorized share capital               100,000,000 common shares
    Issued share capital                    8,857,001 common shares

    Reserved for future issuance            1,355,000 common shares
    Fully diluted                          10,212,001 common shares

b) Summary of options and warrants

1)  Options granted February 1, 1997

Name                      No of Shares       Per Shares       Expiry Date

Michael B. Paauwe           195,000              $.90         July 2001
Michael Gossland            195,000              $.90         July 2001
Paul Shatzko                240,000              $.90         July 2001
Robert Shatzko              100,000              $.90         July 2001
John Austin                  75,000              $.90         July 2001
Jennifer Gee                 25,000              $.90         July 2001
                            830,000

Options Granted January 29, 1999
Greg Kennedy                 90,000              $.85         January 2004


Options Granted January 31, 2000:

Michael B. Paauwe           150,000             $1.00         April 30, 2004
Michael Gossland            150,000             $1.00         April 30, 2004
Paul Shatzko                 50,000             $1.00         April 30, 2004
Robert Shatzko               30,000             $1.00         April 30, 2004
John Austin                  35,000             $1.00         April 30, 2004
Greg Kennedy                 10,000             $1.00         April 30,2004
Jennifer Gee                 10,000             $1.00         April 30, 2004
                            435,000


c)  Escrow shares - TTN Escrow Capital Corp.      3,000,000 common shares

d)  Directors:               Michael Paauwe
                             Michael Gossland
                             Paul Shatzko
                             Robert Shatzko



TITAN TRADING ANALYTICS INC.
SCHEDULE C
MANAGEMENT DISCUSSION
PERIOD ENDED JANUARY 31, 2000


TITAN TRADING ANALYTICS INC.
MANAGEMENT DISCUSSION - QUARTER ENDED
JANUARY 31, 2000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING
STATEMENTS

This Form 10-KSB contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans",
"intends", "anticipates", "believes", "estimates", "predicts",
"potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot
guarantee future results, levels of activity, performance or achievements. The information set forth under the headings
"Description of Business" and "Management's Discussion and
Analysis of Financial Condition and Results of Operations",
identify important additional factors that could materially
adversely affect our actual results and performance. All forward-
looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
--------------------------------------------------------------------------

One of the highlights of our 1999 Annual Report was the announced completion of the beta test version of our new Internet based financial services business. The new site features our new online stock trading solution, with full e-commerce capability for online transaction processing on secure servers. This development proved much more difficult to complete than first expected and took many months longer than we first expected. The site finally went online in late February 2000. The new web site at www.titantrading.com contains our new Platinum Alert stock screening and stock market timing solution for brokers, clients and private e-traders.

The new site will soon also feature a new, lower cost TitanGold stock screening service on mid cap and small cap stocks, expected to provide a much wider scope trading solution intended to meet a much wider range of Internet based stock trader needs.

A significant feature of the new site is the section providing written testimonials from long time users of the previous Titan site. The receipt of these high quality testimonials proves the value of what we have created and points to the long term potential to the Company. The ability to now publish these testimonials on the Titan site provides an important and valuable resource in our planned marketing, sales and promotion plans.

Our new Internet marketing and product strategy was implemented in response to existing customer feedback received during 1999 to the existing stock market timing service that we provided for the past three years. Under our new strategy, we are making a transition to a paid subscriber based online financial services company, servicing the needs of the US full service stock brokerage community, as well as the private online stock trading community. The private trader market is now estimated to have grown to 10,000,000 potential traders worldwide.

The focus of the present business plan is to publish and market our online paid monthly subscription services as noted below.
Following the marketing launch, certain high traffic sections of the Titan web site are expected to be supported by sponsor's advertising revenues. There are several components of our planned subscription services, as follows:

1. the stock market timing indicator service, by email, wireless and website.
2. the Platinum Alert stock screening of big caps Nasdaq and NYSE stocks.
3. the TitanGold stock screening of mid cap and small cap US stocks.
4.  special situation trading alerts by email.
5. core stock portfolio analysis for long term buy and hold investing.
6. the market timing service for investor covered call writing strategies.

Each of these planned separate services will target specific segments of the marketplace and exploit different aspects of Titan's unique trading technology, offering subscriber's better choices, greater value, and more cost effective trading solutions to exploit.

The timing of our planned business expenditures during the next few quarters is conditional upon additional equity placements of our securities being made during the next 12 months. We are presently in negotiations to secure additional sources of equity capital to fully fund our marketing plans and expect to announce progress in that area very soon.

We expect to make the following planned expenditures in our business over the next 12 to 18 months:
1.  $500,000 on television, radio and Internet advertising.
2.  $100,000 on Internet servers & communications equipment.
3. $750,000 for additional staffing of the marketing launch of the subscription service.
4. $145,000 in software and systems research and development for 12 months.


The net loss for the current quarter was $102,485, compared to a loss of $48,084 in the same period last year. The increased loss is the result of the significant change in our business plans, new product offerings and marketing and distribution strategy. There was a sharp drop in software sales and trading revenues compared to the same period last year, as both of these aspects of our business have now been discontinued, to accommodate the new subscription service and our new Internet marketing strategy. This resulted from the shift in the focus of all our developmental efforts during the past several months toward preparation for the service providing high quality online stock trading solutions. Active selling efforts on VirtualTrader software ended as we cancelled marketing and sales efforts on that product, which is no longer compatible with the new version of TradeStation.

Expenses during this quarter dropped to $122,575 compared to $142,495 in the same peiod last year, resulting mainly from the drop in marketing and promotion expenses. A foreign exchange loss was incurred in the amount of $7,147 on closing out and converting US dollar denominated inactive trading account balances. System testing expenses for this period were $NIL, compared to $10,940 in the same period last year. Other than those two items, all other expenses were at similar levels to the same period last year.

During the quarter we invested $39,097 in software and systems development, compared to $42,244 in the same period last year and invested $3,144 in new computer equipment, compared to $15,389 in the same quarter last year.

During the next quarter we expect to have all aspects of our new online financial services business fully operational and ready to handle the increases in volume we expect to result from a much more active and aggressive marketing and sales program for the new service.

Titan now expects to file the application for NASD OTC bulletin board listing in April 2000.

On behalf of  the Board,

Michael Paauwe, president

March 31, 2000